UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-A

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES

PURSUANT TO SECTION 12(b) OR 12(g) OF THE

SECURITIES EXCHANGE ACT OF 1934

NISOURCE INC.

(Exact name of registrant as specified in its charter)

Delaware	35-2108964
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

801 East 86th Avenue, Merrillville, Indiana	46410
(Address of principal executive offices)	(Zip Code)

Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class to be so registered	Name of each exchange on which each class is to be registered
Depositary Shares, each representing a 1/1,000th ownership interest in a share of 6.50% Series B Fixed-Rate Reset Cumulative Redeemable Perpetual Preferred Stock, par value $0.01 per share, liquidation preference $25,000 per share and a 1/1,000th ownership interest in a share of Series B-1 Preferred Stock, par value $0.01 per share, liquidation preference $0.01 per share	New York Stock Exchange LLC

If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c) or (e), check the following box.  ☒

If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d) or (e), check the following box.  ☐

Securities Act registration statement or Regulation A offering statement file number to which this form relates (if applicable):

333-214360

Securities to be registered pursuant to Section 12(g) of the Act:

None

Item 1.	Description of Registrant’s Securities to be Registered.

The securities to be registered hereby are depositary shares (the “Depositary Shares”), each representing a 1/1,000th ownership interest in a share of 6.50% Series B Fixed-Rate Reset Cumulative Redeemable Perpetual Preferred Stock, par value $0.01 per share, liquidation preference $25,000 per share (the “Series B Preferred Stock”), and a 1/1,000th ownership interest in a share of Series B-1 Preferred Stock, par value $0.01 per share, liquidation preference $0.01 per share (the “Series B-1 Preferred Stock”), of NiSource Inc. (the “Registrant”). The Depositary Shares were issued on December 5, 2018, at which time they represented only an ownership interest in the Series B Preferred Stock. The Series B-1 Preferred Stock was subsequently issued on December 27, 2018 as a share-for-share distribution with respect to the Series B Preferred Stock.

The descriptions of the Depositary Shares and the underlying Series B Preferred Stock are contained in the sections captioned (i) “Description of the Series B Preferred Stock” and “Description of the Depositary Shares” in the Registrant’s prospectus supplement, dated November 28, 2018, to the Registrant’s prospectus, dated November 28, 2018 (the “Prospectus”), included in the Registrant’s registration statement on Form S-3 (File No. 333-214360), as amended, and (ii) “Description of Capital Stock” and “Description of Depositary Shares” in the Prospectus, and such descriptions are incorporated herein by reference. Such description of the Depositary Shares is supplemented to reflect that each Depositary Share represents, in addition to a 1/1,000th ownership interest in a share of Series B Preferred Stock, an identical ownership interest in a share of Series B-1 Preferred Stock, as a result of which the holders of the Depositary Shares have the additional voting and other rights described below.

The Series B-1 Preferred Stock was issued as a distribution with respect to the Series B Preferred Stock in order to enhance the voting rights of the Series B Preferred Stock to comply with the New York Stock Exchange’s minimum voting rights policy. The Series B-1 Preferred Stock is paired with the Series B Preferred Stock and may not be transferred, redeemed or repurchased except in connection with the simultaneous transfer, redemption or repurchase of the underlying Series B Preferred Stock, and upon the transfer, redemption or repurchase of the underlying Series B Preferred Stock, the same number of shares of Series B-1 Preferred Stock must simultaneously be transferred (to the same transferee), redeemed or repurchased, as the case may be. If and whenever dividends on any shares of Series B Preferred Stock shall not have been declared and paid for at least six dividend periods, whether or not consecutive (a “Nonpayment Event”), the number of directors then constituting the Board of Directors of the Registrant (the “Board of Directors”) shall automatically be increased by two and the holders of Series B-1 Preferred Stock, voting as a class together with the holders of any outstanding securities ranking on a parity with the Series B-1 Preferred Stock and having like voting rights that are exercisable at the time and entitled to vote thereon (“Voting Preferred Stock”), shall be entitled to elect the two additional directors (the “Preferred Stock Directors”), provided that it shall be a qualification for election for any such Preferred Stock Director that (i) the election of such director shall not cause the Registrant to violate the corporate governance requirements of the New York Stock Exchange (or any other securities exchange or other trading facility on which securities of the Registrant may then be listed or traded) that listed or traded companies must have a majority of independent directors and (ii) such director shall not be prohibited or disqualified from serving as a director on the Board of Directors by any applicable law, and provided further that the Board of Directors shall at no time include more than two Preferred Stock Directors.

When all accumulated and unpaid dividends on the Series B Preferred Stock have been paid in full, then the right of the holders of Series B-1 Preferred Stock to elect the Preferred Stock Directors shall cease (but subject always to revesting of such voting rights in the case of any future Nonpayment Event), and the terms of office of all the Preferred Stock Directors shall forthwith terminate and the number of directors constituting the Board of Directors shall automatically decrease by two.

Any Preferred Stock Director may be removed at any time without cause by the holders of record of a majority of the outstanding shares of the Series B-1 Preferred Stock and Voting Preferred Stock, when they have the voting rights described above (voting together as a single class). So long as a Nonpayment Event shall continue, any vacancy in the office of a Preferred Stock Director (other than prior to the initial election of Preferred Stock Directors after a Nonpayment Event) may be filled by the written consent of the Preferred Stock Director remaining in office, or if none remains in office, by a vote of the holders of record of a majority of the outstanding shares of the Series B-1 Preferred Stock and Voting Preferred Stock, when they have the voting rights described above (voting together as a single class). The Preferred Stock Directors shall each be entitled to one vote per director on any matter that shall come before the Board of Directors for a vote. Each Preferred Stock Director elected at any special meeting of stockholders or by written consent of the other Preferred Stock Director shall hold office until the next annual meeting of the stockholders if such office shall not have previously terminated as above provided.

Holders of Series B-1 Preferred Stock are not entitled to receive dividend payments and have no conversion rights. The shares of Series B-1 Preferred Stock are perpetual and have no maturity date. The shares of Series B-1 Preferred Stock are subject to mandatory redemption, in whole or in part, at a redemption price of $0.01 per share upon the redemption of the underlying shares of Series B Preferred Stock but are not otherwise subject to redemption. The Series B-1 Preferred Stock ranks on a parity with the Series B Preferred Stock with which it is paired. In the event of any liquidation, dissolution or winding up of the Registrant’s affairs, holders of the Series B-1 Preferred Stock will generally be entitled to receive, out of available assets and subject to the rights of senior securities and parity securities, a liquidation preference of $0.01 per share. The Registrant’s Amended and Restated Certificate of Incorporation (the “Certificate of Incorporation”) may not be amended in any manner that would have a material adverse effect on the existing preferences, rights, powers, duties or obligations of the Series B-1 Preferred Stock without the affirmative vote or consent of the holders of at least 66 2⁄3% of the outstanding shares of Series B-1 Preferred Stock, voting as a single class, except that any amendment to the Certificate of Incorporation (i) relating to the issuance of additional shares of preferred stock or (ii) in connection with a merger or another transaction in which either (x) the Registrant is the surviving entity and the Series B-1 Preferred Stock remains outstanding or (y) the Series B-1 Preferred Stock is exchanged for a series of preferred stock of the surviving entity, in either case with the terms thereof materially unchanged in any respect adverse to the holders of Series B-1 Preferred Stock, will be deemed not to materially adversely affect the powers, preferences, duties or special rights of the holders of Series B-1 Preferred Stock.

Item 2.	Exhibits.

3.1	Amended and Restated Certificate of Incorporation of NiSource Inc. (incorporated by reference to Exhibit 3.1 to the NiSource Inc. Form 10-Q filed on August 3, 2015).

3.2	Certificate of Designations of 6.50% Series B Fixed-Rate Reset Cumulative Redeemable Perpetual Preferred Stock of NiSource Inc. (incorporated by reference to Exhibit 3.1 to the NiSource Inc. Current Report on Form 8-K filed on December 6, 2018).

3.3	Certificate of Designations of Series B-1 Preferred Stock of NiSource Inc. (incorporated by reference to Exhibit 3.1 to the NiSource Inc. Current Report on Form 8-K filed on December 27, 2018).

3.4	Bylaws of NiSource Inc., as amended and restated through January 26, 2018 (incorporated by reference to Exhibit 3.1 to the NiSource Inc. Current Report on Form 8-K filed on January 26, 2018).

4.1	Amended and Restated Deposit Agreement, dated as of December 5, 2018, among NiSource Inc., Computershare Inc. and Computershare Trust Company, N.A., acting jointly as depositary, and the holders from time to time of the depositary receipts described therein (incorporated by reference to Exhibit 4.1 to the NiSource Inc. Current Report on Form 8-K filed on December 27, 2018).

4.2	Form of Depositary Receipt (included as Exhibit A to Exhibit 4.1 above).

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

Date: December 28, 2018	NISOURCE INC.

	By:	/s/ Donald E. Brown
	Name:	Donald E. Brown
	Title:	Executive Vice President and Chief Financial Officer